Exhibit 99.1
Perion Reports First Quarter 2024 Results; YoY Revenue Growth of 9%

108% YoY growth in CTV Advertising; 134% YoY growth in Retail Media; 25% YoY growth in Digital
Out of Home (DOOH) Advertising on a proforma basis

New York & Tel Aviv– May 8, 2024 – Perion Network Ltd. (NASDAQ and TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, today reported its financial results for the first quarter ended March 31, 2024.

“Perion is a resilient and agile company and we are confident in our strategic positioning to overcome challenges, including recent changes in advertising pricing and mechanisms introduced by Microsoft Bing,” stated Tal Jacobson, CEO of Perion.

“Perion continues to expand its universe of technological advertising solutions, capitalizing on strong organic growth engines that include our Retail Media solutions and CTV advertising, as well as our strategic acquisition of cutting-edge programmatic DOOH technology. Each of these growth engines demonstrated strong year-over-year growth in the first quarter and are expected to contribute meaningfully to our results going forward. In parallel, our AI Lab continues to deliver new technologies, including the introduction of SORT® 2.0, an AI-based audience segmentation technology which is now also available for CTV, and our WAVE technology for dynamic audio ads, which now supports Spanish as well.”

“As we enter the next phase of Perion's evolution, we are focused on building an advertiser-centric universe that powers brand presence across the consumer journey. This approach is wrapped in a new brand identity and positioning. This embodies our commitment to our clients to stay ahead of the curve, ensuring that wherever their audiences are in their journey Perion is there to elevate their brand and outcomes.”

“Leveraging our strong balance sheet, we will continue to pursue opportunities to develop additional solutions and expand our product offering for our customers, while enhancing long-term value for shareholders,” Jacobson concluded.

First Quarter 2024 Business Highlights

•	Retail Media[1] revenue increased 134% year-over-year to $14.9 million, representing 20% of Advertising Solutions[2] revenue compared to 8% last year

•	CTV revenue increased 108% year-over-year to $8.2 million, representing 11% of Advertising Solutions[2] revenue compared to 5% last year

•	Video revenue decreased 52% year-over-year, representing 22% of Advertising Solutions[2] revenue, compared to 44% last year

•
The number of Average Daily Searches increased by 20% year-over-year reaching 31.6 million and the number of Search Advertising publishers increased by 8% year-over-year to 168.  During the quarter, RPM, Average Daily Searches and the number of Search Advertising publishers started to decline, a trend that is expected to be fully reflected in the second quarter results and onwards

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1   Retail Media revenue include all media channels, such as, CTV, DOOH, video and others
2  Formerly referred to as Display Advertising, includes all Perion’s digital advertising activities except Search Advertising

First Quarter 2024 Financial Highlights1

In millions, except per share data	Three months ended
	March 31,
	2024	2023	%
Advertising Solutions Revenue	$75.8	$79.9	-5%
Search Advertising Revenue	$82.0	$65.3	+26%
Total Revenue	$157.8	$145.2	+9%
Contribution ex-TAC (Revenue ex-TAC)	$60.2	$65.3	-8%
GAAP Net Income	$11.8	$23.8	-51%
Non-GAAP Net Income	$22.6	$29.9	-25%
Adjusted EBITDA	$20.3	$31.3	-35%
Adjusted EBITDA to Contribution ex-TAC	34%	48%
Net Cash from Operations	$6.9	$17.8	-61%
GAAP Diluted EPS	$0.24	$0.48	-50%
Non-GAAP Diluted EPS	$0.44	$0.60	-27%
_____________________________________________________________________________________________________________________________________________
1  Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

Financial Outlook2

Q2 2024 Guidance

•	Revenue of $118 to $122 million

•	Adjusted EBITDA[1] of $10 to $12 million

•	Adjusted EBITDA[1] to contribution ex-TAC[1] of 20% at the midpoint

FY 2024 Guidance

•	Revenue of $590 to $610 million

•	Adjusted EBITDA[1] of $78 to $82 million

•	Adjusted EBITDA[1] to contribution ex-TAC[1] of 30% at the midpoint

Share Repurchase program

As announced on April 8, 2024, Perion's Board of Directors has approved the expansion of its previously authorized share repurchase program from $50 million to up to $75 million.
_______________________________________________________
1  Contribution ex-TAC and Adjusted EBITDA are non-GAAP measures.

2  We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

Financial Comparison for the First Quarter of 2024

Revenue: Revenue increased by 9% to $157.8 million in the first quarter of 2024 from $145.2 million in the first quarter of 2023. Advertising Solutions revenue decreased 5%, accounting for 48% of total revenue, primarily due to a 52% decrease in video revenue, partially offset by increase in Digital Out of Home of $9.7 million and 108% increase in CTV revenue to $8.2 million. Search Advertising revenue increased by 26%, accounting for 52% of revenue, primarily due to 20% increase in Average Daily Searches and 8% increase in the number of publishers. Changes in advertising pricing and mechanisms implemented by Microsoft Bing in its Search Distribution marketplace led to a decline in our Search Advertising activity. During the quarter, RPM, Average Daily Searches and the number of Search Advertising publishers started to decline, a trend that is expected to be fully reflected in the second quarter results and throughout 2024.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $97.6 million, or 62% of revenue, in the first quarter of 2024, compared with $79.9 million, or 55% of revenue, in the first quarter of 2023. The increase in TAC was primarily due to shifts in product mix and higher revenue share for some of our Search Advertising publishers in the first quarter of 2024.

GAAP Net Income: GAAP net income decreased by 51% to $11.8 million in the first quarter of 2024, compared with $23.8 million, in the first quarter of 2023.

Non-GAAP Net Income: Non-GAAP net income decreased by 25% to $22.6 million, or 14% of revenue, in the first quarter of 2024, compared with $29.9 million, or 21% of revenue, in the first quarter of 2023. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $20.3 million, or 13% of revenue (and 34% of Contribution ex-TAC) in the first quarter of 2024, compared with $31.3 million, or 22% of revenue (and 48% of Contribution ex-TAC) in the first quarter of 2023. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the first quarter of 2024 was $6.9 million, compared with $17.8 million in the first quarter of 2023. The decrease in operating cash flow was mainly attributed to the reduction in Search Advertising activity and one-time working capital needs for the Hivestack operations.

Net cash: As of March 31, 2024, cash and cash equivalents, short-term bank deposits and marketable securities were $479.7 million, compared with $472.7 million as of December 31, 2023.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

•	Registration link:

https://incommconferencing.zoom.us/webinar/register/WN_EqMzgjKySiuCBeC1sYyw_Q

•	Toll Free: 1-877-407-0779

•	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, non-GAAP net income and non-GAAP diluted earnings per share.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, retention and other acquisition-related expenses, revaluation of acquisition-related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue
Advertising Solutions	$75,786	$79,878
Search Advertising	82,034	65,272
Total Revenue	157,820	145,150

Costs and Expenses
Cost of revenue	11,485	7,559
Traffic acquisition costs and media buy	97,619	79,875
Research and development	9,811	8,353
Selling and marketing	16,090	14,955
General and administrative	9,752	6,543
Depreciation and amortization	4,558	3,361
Total Costs and Expenses	149,315	120,646

Income from Operations	8,505	24,504
Financial income, net	5,486	3,428
Income before Taxes on income	13,991	27,932
Taxes on income	2,223	4,147
Net Income	$11,768	$23,785

Net Earnings per Share
Basic	$0.24	$0.51
Diluted	$0.24	$0.48

Weighted average number of shares
Basic	48,256,697	46,382,655
Diluted	49,541,695	49,467,671

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$174,858	$187,609
Restricted cash	1,104	1,339
Short-term bank deposits	225,139	207,450
Marketable securities	79,707	77,616
Accounts receivable, net	156,293	231,539
Prepaid expenses and other current assets	23,286	21,033
Total Current Assets	660,387	726,586

Long-Term Assets
Property and equipment, net	3,171	3,179
Operating lease right-of-use assets	5,666	6,609
Goodwill and intangible assets, net	332,539	336,627
Deferred taxes	4,591	4,180
Other assets	97	85
Total Long-Term Assets	346,064	350,680
Total Assets	$1,006,451	$1,077,266

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$146,080	$217,181
Accrued expenses and other liabilities	25,455	42,636
Short-term operating lease liability	3,977	4,198
Deferred revenue	2,135	2,297
Short-term payment obligation related to acquisitions	73,716	73,716
Total Current Liabilities	251,363	340,028

Long-Term Liabilities
Payment obligation related to acquisition	1,716	-
Long-term operating lease liability	2,665	3,448
Other long-term liabilities	16,013	15,643
Total Long-Term Liabilities	20,394	19,091
Total Liabilities	271,757	359,119

Shareholders' equity
Ordinary shares	416	413
Additional paid-in capital	535,767	530,620
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(454)	(83)
Retained earnings	199,967	188,199
Total Shareholders' Equity	734,694	718,147
Total Liabilities and Shareholders' Equity	$1,006,451	$1,077,266

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net Income	$11,768	$23,785
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,558	3,361
Stock-based compensation expense	5,419	3,402
Foreign currency translation	22	(2)
Accrued interest, net	1,738	(4,181)
Deferred taxes, net	(432)	78
Accrued severance pay, net	(158)	1,598
Gain from sale of property and equipment	(8)	(12)
Net changes in operating assets and liabilities	(16,010)	(10,250)
Net cash provided by operating activities	$6,897	$17,779

Cash flows from investing activities
Purchases of property and equipment, net of sales	(439)	(134)
Investment in marketable securities, net of sales	(1,935)	(51,406)
Short-term deposits, net	(17,689)	2,100
Net cash used in investing activities	$(20,063)	$(49,440)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	259	2,063
Payments of contingent consideration	-	(13,256)
Net cash provided by (used in) financing activities	$259	$(11,193)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(79)	77
Net decrease in cash and cash equivalents and restricted cash	(12,986)	(42,777)

Cash and cash equivalents and restricted cash at beginning of period	188,948	177,521
Cash and cash equivalents and restricted cash at end of period	$175,962	$134,744

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2024	2023
	(Unaudited)
Revenue	$157,820	$145,150
Traffic acquisition costs and media buy	97,619	79,875
Contribution ex-TAC	$60,201	$65,275

	Three months ended
	March 31,
	2024	2023
	(Unaudited)
GAAP Income from Operations	$8,505	$24,504
Stock-based compensation expenses	5,419	3,402
Retention and other acquisition related expenses	1,796	7
Amortization of acquired intangible assets	4,086	2,963
Depreciation	472	398
Adjusted EBITDA	$20,278	$31,274

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2024	2023
	(Unaudited)
GAAP Net Income	$11,768	$23,785
Stock-based compensation expenses	5,419	3,402
Amortization of acquired intangible assets	4,086	2,963
Retention and other acquisition related expenses	1,796	7
Foreign exchange gains associated with ASC-842	(11)	(116)
Revaluation of acquisition related contingent consideration	-	144
Taxes on the above items	(498)	(285)
Non-GAAP Net Income	$22,560	$29,900

Non-GAAP diluted earnings per share	$0.44	$0.60

Shares used in computing non-GAAP diluted earnings per share	50,981,658	49,738,514